

SECURITH
09041907
Washington, D.C. 20549
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 16 2009
DIVISION OF MARKET REGULATION



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SEC FILE NUMBER
8-53091

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 01, 2008___ AND ENDING ___DECEMBER 31, 2008___
                                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERCHWOOD PARTNERS LLC AND AFFILIATE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 LEXINGTON AVENUE, SUITE 2750
NEW YORK, NY 10022

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___DAVID W. BERCHENBRITER___   ___212-201-3933___
                                                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PUSTORINO, PUGLISI & CO., LLP
                                        (Name - if individual, state last, first, middle name)

515 MADISON AVE.	**NEW YORK**	**NY**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Berchenbriter , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berchwood Partners LLC and Affiliate as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

WILLIAM J. ZWART
Notary Public, State of New York
No. 02ZW6017634
Qualified in New York County
Commission Expires: _12/14/10_

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BERCHWOOD PARTNERS LLC AND AFFILIATE

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2008

BERCHWOOD PARTNERS LLC AND AFFILIATE

REPORT INDEX

DECEMBER 31, 2008

PAGE

INDEPENDENT AUDITOR'S REPORT   1

CONSOLIDATED FINANCIAL STATEMENTS:
Statement of Financial Condition   2
Notes to Consolidated Financial Statements   3 - 7

PUSTORINO,
PUGLISI
& CO.,LLP

CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

To the Members of
BerchWood Partners LLC and Affiliate

We have audited the accompanying consolidated statement of financial condition of BerchWood Partners LLC and Affiliate ("the Company") as of December 31, 2008. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of BerchWood Partners LLC and Affiliate as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 27, 2009

1.

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	1,106,314
Cash - restricted		43,015
Fees receivable		1,410,684
Property and equipment at cost, less		
accumulated depreciation of $105,188		55,510
Other assets		27,482
TOTAL ASSETS	$	2,643,005

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accrued expenses	$	215,184
Due to former members		57,053
Due to members		64,275
Current income taxes payable		8,617
Deferred income taxes payable		5,000
Total Liabilities		350,129

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY (INCLUDING MINORITY INTEREST IN VARIABLE INTEREST ENTITY)		2,292,876
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,643,005

See the accompanying Notes to Consolidated Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

    BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. The Company wholly owns BerchWood Limited ("BerchWood Ltd."), which is a minority partner in the BerchWood Partners LLP ("Affiliate"), both located in the United Kingdom ("UK"). In 2008, the Company has included in its consolidated financial statements, the net assets, income and expenses of the Affiliate as it is determined to be a variable interest entity through contractual arrangements and the Company is deemed to be the primary beneficiary. All significant inter-company transactions between the Company and Affiliate have been eliminated in consolidation. BerchWood Ltd. had no operations during the year.

Principal Business Activity:

    The Company is a registered broker with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in raising capital for private equity and alternative U.S. and non-U.S. investment fund managers.

    The Affiliate is registered with the UK Financial Services Authority (FSA). The Affiliate is engaged in raising capital for private equity and alternative investment fund managers in the UK and Continental Europe.

Financial Statement Estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

    The Company receives fees for acting as a placement agent. Non-refundable retainer fees for performance of these services are recognized as they become due on a monthly or quarterly basis. Additional fees for successful placement are recognized when the transaction closes and other terms of the agreement are satisfied.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (Continued):

Reimbursable expenses of $148,670 have been fully offset against the related reimbursement income in the statement of operations.

Advertising costs are expensed as incurred. Advertising expense was $6,520 for the year.

Fees Receivable and Allowance for Doubtful Accounts:

The Company's fees receivable are recorded at amounts billed to customers, and presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax and a provision has been reflected in the financial statements. Deferred income tax expense has been recognized primarily as a result of the Company being on a cash basis for tax purposes and relates primarily to fees receivable. The total deferred tax liability is presented on the statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Foreign Currency Translation and Transactions:

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate. Gains and losses arising from these transactions are included in income.

The accounts of the Affiliate are measured in its functional currency which is the local currency (British Pounds) and translated into US Dollars. All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year. Translation gains or losses, if significant, are included in other comprehensive income.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008 the Company had net capital of $524,113 which was $501,104 in excess of its required minimum net capital of $23,009. The Company's ratio of aggregate indebtedness to net capital was .66 to 1.

NOTE 4 - FEES RECEIVABLE:

The fees receivable include $1,410,684 from two customers at December 31, 2008 which are payable in installments through August 2009. The original success fees were discounted at a rate of 5.25% & 8.25% respectively. The total unamortized discount as of December 31, 2008 was approximately $63,316, and is being amortized as interest income by the interest method.

NOTE 5 - PROPERTY AND EQUIPMENT:

Property and equipment at December 31, 2008 consists of the following:

Machinery and equipment	$118,522
Furniture and fixtures	42,176
	160,698
Less: Accumulated depreciation	(105,188)
	$ 55,510

Depreciation and amortization expense amounted to $24,163 for the year ended December 31, 2008.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Leases:

The Company rents its office space under a sub-lease arrangement expiring July 10, 2009. The Company entered into a new operating lease for office space in California commencing February 1, 2009 which expires March 31, 2009.

The Affiliate rents its office space under an operating lease expiring January 15, 2009. The future minimum payments under the noncancellable operating lease are subject to additional rentals based on increases in operating costs. The Affiliate entered into a new operating lease for office space commencing January 13, 2009 which expires January 12, 2014.

Future minimum lease payments under the noncancellable operating leases (including affiliate) as of December 31, 2008 amount to $14,249 in the year ending December 31, 2009.

Letter of Credit:

A letter of credit of $36,556 was outstanding at December 31, 2008 for the Company's leased office space and is secured by a certificate of deposit which is reflected as restricted cash on the Company's statement of financial condition.

Cash Credit Risk Concentration:

The Company maintains a bank account in the New York City metropolitan area. The deposit balances are covered by federal insurance.

NOTE 6 - **COMMITMENTS AND CONTINGENCIES (CONTINUED):**

Other Matters:

Under a binding arbitration and a separation agreement between the Company and two former members, the Company will pay a portion of fees from specified engagements, as defined in the agreements to these members. The financial statements reflect an estimated liability of $57,053 to the former members for amounts due and unpaid at December 31, 2008, which are scheduled to be paid in 2009.

NOTE 6 - **RETIREMENT PLAN:**

The Company maintains a 401K plan which covers all eligible members and employees. The Company's expense for year 2008 was $15,500.

NOTE 7 - **CONCENTRATION OF CUSTOMER AND CREDIT RISK:**

One customer, located in the United States, accounted for approximately 73%, of fees earned for the year.

NOTE 8 - **VARIABLE INTEREST ENTITY:**

The Company wholly owns BerchWood Limited ("BerchWood Ltd") a minority partner in an affiliated entity located in the United Kingdom, BerchWood Partners LLP. The Company's consolidated statement of financial condition at December 31, 2008 includes total assets of the Affiliate which totals approximately $237,000.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022